AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 20, 2001

                                                      REGISTRATION NO. 333-60822
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                          ----------------------------

                                 AMENDMENT NO. 1
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                          ----------------------------

                              BIOMUNE SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

            Nevada                              2835                              87-0380088
(State or other jurisdiction of     (Primary Standard Industrial     (I.R.S. Employer Identification Number)
 incorporation or organization)      Classification Code Number)


                             6502 SOUTH ARCHER ROAD
                          BEDFORD PARK, ILLINOIS 60501
                                 (708) 563-9200
            (Name, address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                 LARRY P. KOSKAN
                             6502 SOUTH ARCHER ROAD
                          BEDFORD PARK, ILLINOIS 60501
                                 (708) 563-9200
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                  with copy to:

                           STEPHEN J. GREENBERG, ESQ.
                          DUANE, MORRIS & HECKSCHER LLP
                                ONE LIBERTY PLACE
                      PHILADELPHIA, PENNSYLVANIA 19103-7396

        Approximate date of commencement of proposed sale to the public:
     FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

          If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

          If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

===============================================================================================================================
                                                                   Proposed Maximum     Proposed Maximum         Amount of
 Title of Each Class of                        Amount to be         Offering Price     Aggregate Offering    Registration Fee
Security to be Registered                       Registered           Per Unit (1)           Price (1)               (2)
-------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $.0001 per share         1,680,000              $1.30              $2,184,000            $576.58(3)
===============================================================================================================================

(1) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended. The above calculation is based on the average of the bid and ask prices for the common stock as reported on the NASD over-the-counter bulletin board on May 9, 2001.
(2) $264 per $1,000,000 of aggregate offering price, pursuant to Section 6(b) of the Securities Act of 1933.
(3) The Registrant paid $576.58 of the registration fee in connection with the filing of this Registration Statement on May 11, 2001.

                              --------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                             PRELIMINARY PROSPECTUS


                                1,680,000 SHARES


                              BIOMUNE SYSTEMS, INC.


                                  COMMON STOCK

                          ----------------------------

          This prospectus relates to the sale of our common stock by certain stockholders. The selling stockholders are offering up to 1,680,000 shares of our common stock, including shares to be acquired upon exercise of warrants. The issuance of shares upon exercise of the warrants is not covered by this prospectus, but rather only the resale of the shares. We cannot assure you that any of the warrants will be exercised. Therefore, we cannot assure you that we will receive any proceeds from the exercise of the warrants.

          Each selling stockholder will determine the selling price of the common stock independent of us. Our common stock is quoted on the NASD over-the-counter bulletin board under the symbol BIME.

          We will not be paying any underwriting discounts or commissions in this offering.

          INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES OF OUR COMMON STOCK ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

                       ----------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       ----------------------------------

                   The date of this Prospectus is May 11, 2001

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents filed with the Securities and Exchange Commission (the "SEC") by the Company are hereby incorporated in and made a part of this Prospectus by reference:

     a. The Company's Annual Report on Form 10-KSB for the year ended December 31, 2000;
     b. The Company's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2001; and
     c.   The Company's Form 8-K filed with the SEC on January 22, 2001.

          All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on request, a copy of any or all documents incorporated herein by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference therein. Requests should be directed to:


                                 LARRY P. KOSKAN
                              BIOMUNE SYSTEMS, INC.
                             6502 SOUTH ARCHER ROAD
                          BEDFORD PARK, ILLINOIS 60501
                                 (708) 563-9200

                                TABLE OF CONTENTS

                                   PROSPECTUS

                                                                            PAGE
                                                                            ----

RISK FACTORS...................................................................2

FORWARD-LOOKING STATEMENTS....................................................10

USE OF PROCEEDS...............................................................11

DETERMINATION OF OFFERING PRICE...............................................11

SELLING SECURITY HOLDERS......................................................11

PLAN OF DISTRIBUTION..........................................................12

DESCRIPTION OF SECURITIES.....................................................13

INTERESTS OF NAMED EXPERTS AND COUNSEL........................................13

INFORMATION WITH RESPECT TO THE REGISTRANT....................................13

INCorporation of certain inFORMATION by reference.............................14

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES................................14

WHERE YOU CAN FIND MORE INFORMATION...........................................15

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.................................II-1

INDEMNIFICATION OF DIRECTORS AND OFFICERS...................................II-1

EXHIBITS....................................................................II-2

UNDERTAKINGS................................................................II-6

          We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not constitute an offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

                                  RISK FACTORS

          This offering involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus before deciding to invest in shares of our common stock.

          For a complete description of the business of Biomune Systems, Inc. ("Biomune") and the transaction with Donlar Corporation ("Donlar"), see "Item. 1 Description of Business" contained in Biomune's 10-KSB for the year ended December 31, 2000.

WE HAVE SUSTAINED LOSSES IN THE PAST AND WE EXPECT TO REPORT LOSSES IN THE
FUTURE.

          We have incurred significant net operating losses since formation. As of December 31, 2000, we have an accumulated deficit of $75,765,098. The factors contributing to these significant operating losses include:

          -    marketing expenditures;
          -    acquisition expenses and costs;
          -    expenses of research and development programs;
          -    costs associated with pre-clinical studies and clinical trials;
          -    nutritional studies;
          -    regulatory compliance requirements;
          -    trials for products under development; and
          - implementation of programs to market products ultimately approved for distribution, if any.

          Our future success and ability to achieve profitability depends primarily upon our ability to successfully operate the Donlar businesses acquired by us and, to a lesser extent, our ability to market and sell our historical products. There can be no assurance that we will ever achieve significant revenues or profitable operations.

WE MAY NOT BE ABLE TO CONTINUE AS A GOING CONCERN.

          Our consolidated financial statements have been prepared on the assumption that we will continue as a going concern. Our independent public accountants have issued their report dated March 2, 2001 that includes an explanatory paragraph stating that our recurring losses and accumulated deficit, among other things, raise substantial doubt about our ability to continue as a going concern. Our historical product line is limited and it has been necessary to rely upon financing from the sale of our equity securities to sustain operations.

THERE IS NO ASSURANCE FUTURE CAPITAL WILL BE AVAILABLE TO US; ADDITIONAL CAPITAL WILL DILUTE THE HOLDINGS OF OUR STOCKHOLDERS.

          We may need to sell additional equity securities or obtain other forms of financing to fund our operations. Absent such additional financing, we may find it necessary to postpone or cancel some or all of our planned business activities. This could adversely affect our ability to conduct our business operations, generate future revenues and introduce new products. There can be no assurance, however, that additional financing will be available, or, if available, that it will be available on acceptable terms or in required amounts. Furthermore, if additional funds are raised by issuing shares of common stock or securities convertible into common stock, those sales or conversion will result in further and possibly substantial dilution of our stockholders. Substantial dilution may make it more difficult for investors to sell their shares or may result in a lower price of our securities.

CERTAIN OF OUR BUSINESSES ARE DEPENDENT ON LICENSED TECHNOLOGY.

          We are dependent upon licenses granted by third parties for our historical product line. The failure to observe or perform a material covenant, term, condition or provision in a license agreement or the material breach of a representation or warranty made by us, may result in a termination or restriction of our rights under these agreements. Termination of any of the licenses or any restriction or limitation of our rights would adversely affect our historical operations.

THE MARKET PRICE OF OUR STOCK HAS HISTORICALLY BEEN VOLATILE.

          The trading price of our common stock has been and is likely to continue to be subject to wide fluctuations in response to the quarter-to-quarter variations in our operating results, material announcements by us or our competitors, governmental regulatory action, conditions in the industries in which we operate, or other events or factors, many of which are beyond our control. Our operating results in future quarters may be below the expectations of securities analysts and investors. In such event, the price of the common stock would likely decline, perhaps substantially. In addition, the stock market has historically experienced extreme price and volume fluctuations. Moreover, our common stock may be even more prone to volatility than the securities of other businesses in light of the relatively small number of shares held by non-affiliates. Given such a relatively small public float, there can be no assurance that the prevailing market price of common stock will not be artificially inflated or deflated by trading even of relatively small amounts of common stock.

WE DO NOT ANTICIPATE DECLARING ANY CASH DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE.

          We have never declared or paid cash dividends on our common stock and we do not anticipate that any cash dividends will be declared on our common stock in the foreseeable future.

          The following business conditions and risk factors pertain to the Donlar operations that have been transferred to Biomune on January 19, 2001.

DONLAR'S PRODUCTS ARE IN VARIOUS STAGES OF COMMERCIALIZATION.

          Donlar was founded in 1990 and until 1996 was engaged principally in research and development activities, and from 1996 through 2000, market development activities. While

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

Donlar has commenced marketing its TPA products in the crop nutrition area, it has not achieved full commercialization, and its product applications are in various stages of commercialization. As a result, Donlar's TPA products have been sold only in limited quantities and there can be no assurance that a significant market will develop for such products with respect to any of their potential applications. Donlar's crop nutrition and performance chemical products have been used commercially for only a short period of time. Current and potential customers in the agricultural, performance chemicals, and other fields in which Donlar's products have potential applications require predictable and consistent performance. Although certain products incorporating Donlar's TPA technology have passed product performance and reliability testing in both laboratory and commercial use, there can be no assurance that they will continue to do so consistently in the future, will meet future customer performance standards or will offer sufficient price or performance advantages required to achieve commercial success. Biomune's failure to develop, manufacture and commercialize TPA products on a timely and cost effective basis would have a material adverse effect on Biomune's business, results of operations and financial condition.

AGRICULTURAL CUSTOMERS NEED TO ACCEPT DONLAR'S TPA TECHNOLOGY.

          Biomune's future success in agriculture depends largely on acceptance of Donlar's TPA technology by agricultural customers and the ability of Biomune to educate those customers about the proper methods and rates of application required to obtain the levels of increased yield that the TPA products are capable of generating. Traditionally, agricultural end users have been slow to adopt new technologies until their consistent effectiveness and economic value have been evidenced over several growing seasons. Successful introduction of Donlar's products will also depend to a large extent on recommendations of prior users. Although Donlar's research data has shown that its crop nutrition products result in increased yields, the level of such increase and, thus, the economic return from use of such products, depends on the method and rate of application and the type of crop and prevailing weather and soil conditions. There can be no assurance that Biomune will be able to demonstrate that the purchase of Donlar's crop nutrition products will be consistently cost effective for the intended users.

          Donlar's crop nutrition products have been the subject of agricultural industry media reports and articles. While a handful of these reports and articles have been skeptical or negative in tone, Donlar attributes this critical comment to natural skepticism associated with new products and technologies, competitive issues, and the limited number, and general public unavailability, of farm field trial results. In addition, while some reported university studies have suggested inconsistent performance results from Donlar's products, management believes that these results may have been affected by nonconformity with the recommended methods and rates of application and by such variables as weather and soil conditions. Further, the purpose of many of these studies was to establish recommended methods and rates of application, rather than to validate the product's effectiveness. Biomune's future success will depend, in large part, on its ability to replicate Donlar's field trial successes on an expanding scale in each crop growing season and to publicly disseminate the results of those trials, not only to agricultural industry media, but also directly to potential end users. There can be no assurance that Biomune will be successful in overcoming user resistance resulting from adverse publicity regarding Donlar's products.

SUCCESS WILL DEPEND, IN PART, ON PATENTS AND PROTECTION OF PROPRIETARY INFORMATION.

          Biomune's success will depend, in part, on Biomune's and Donlar's ability to obtain patent protection for the TPA processes, materials, and methods of use, to preserve their trade secrets, and to operate without infringing the patent or other proprietary rights of others. Donlar has been granted 46 United States patents. Each time that Donlar filed a patent application in the United States, it filed similar applications in foreign jurisdictions that Donlar believed were important to its future business and that afford reasonable protection to intellectual property rights. Donlar has been granted 75 foreign patents, including patents granted by the European Community, South Africa, Israel, Japan, Mexico, Russia and Egypt, and currently has numerous patent applications pending in such jurisdictions. No assurance can be given that the patent applications filed by Donlar will result in issued patents or that the scope and breadth of any claims allowed in any patents issued to Donlar or Biomune will exclude competitors or provide competitive advantages to Biomune. In addition, there can be no assurance that any patents issued to Donlar or Biomune will be held valid if subsequently challenged, that others will not claim rights in the patents and other proprietary technology owned by Donlar or Biomune, or that others have not developed or will not develop similar products or technologies without violating any of Donlar's or Biomune's proprietary rights.

          Donlar's and Biomune's inability to obtain patent protection, preserve their trade secrets or operate without infringing the proprietary rights of others, as well as their loss of any rights to technology that they now have or acquire in the future, could have a material adverse effect on Biomune's business, results of operations and financial condition. Litigation, which could result in substantial cost to, and diversion of effort by, Donlar and Biomune, may be necessary to enforce patents issued to Donlar or Biomune, to defend Donlar or Biomune against infringement claims made by others, or to determine the ownership, scope or validity of the proprietary rights of Donlar, Biomune and others. An adverse outcome in any such litigation could subject Donlar and Biomune to significant liabilities to third parties, require them to seek licenses from third parties, and/or require them to cease using certain technology, any of which could have a material adverse effect on Biomune's business, results of operations and financial condition.

          Donlar or Biomune may also become involved in interference proceedings declared by the United States Patent and Trademark Office ("PTO") in connection with one or more of Donlar's or, in the future, Biomune's patents or patent applications to determine priority of invention. Any such proceeding could result in substantial cost to Donlar or Biomune, as well as a possible adverse decision as to priority of invention of the patent or patent application involved. In addition, Donlar or Biomune may become involved in reissue or reexamination proceedings in the PTO in connection with the scope or validity of their patents. Any such proceeding could have a material adverse effect on their business, results of operations and financial condition, and an adverse outcome in such proceeding could result in a reduction of the scope of the claims of any such patents or such patents being declared invalid. In addition, from time to time, to protect their competitive position, Donlar and Biomune, or either of them, may initiate reexamination proceedings in the PTO with respect to patents owned by others. Such proceedings could result in substantial cost to, and diversion of effort by, Donlar and Biomune, and an adverse decision in such proceedings could have a material adverse effect on Biomune's business, results of operations and financial condition.

          Donlar relied and, Biomune now relies on trade secrets and proprietary know-how in the conduct of the Donlar operations which have been transferred to Biomune. Donlar has used and, Biomune now uses employee and third-party confidentiality and non-disclosure agreements to protect such trade secrets and know-how. There can be no assurance that the obligation to maintain the confidentiality of such trade secrets or proprietary information will not wrongfully be breached by employees, consultants, advisors or others, that Donlar and Biomune will have adequate remedies for any breach, or that the trade secrets or proprietary know-how will not otherwise become known or be independently developed or discovered by third parties.

PROJECTED FUTURE DEMAND FOR RAW MATERIAL EXCEEDS CURRENT WORLDWIDE SUPPLY.

          The primary raw material in the TPA products, produced and sold by Biomune, is L-aspartic acid. Because L-aspartic acid accounts for approximately 67% of Biomune's finished goods costs, any material increase in the price of this raw material could have a material adverse effect on Biomune. There are only a limited number of suppliers of L-aspartic acid worldwide and substantially all of the commercially available L-aspartic acid is produced by non-domestic sources. Biomune currently purchases primarily from sources outside the United States. While Biomune believes that the world supply of L-aspartic acid is sufficient to meet its needs over the near term, Biomune also believes that, by the year 2005, it will require amounts of L-aspartic acid exceeding the current annual world merchant supply. It is thus important for Biomune's long-term growth that it secure a low cost and consistent supply of L-aspartic acid.

THERE IS SUBSTANTIAL COMPETITION IN THE PERFORMANCE CHEMICAL FIELD.

          While Biomune is not aware of any technology directly competitive with its TPA products in the agricultural field, there are numerous types of products that make claims as plant growth regulators and stimulants that affect a plant's genetic or immune system. In the performance chemicals field there is substantial competition, primarily from polyacrylates, but also from other manufacturers of polyaspartates such as Bayer and Rohm & Haas using production methods that may be outside the scope of Donlar's production patents and in target applications that may be outside the scope of Donlar's methods of use patents. The producers of polyacrylates, primarily BASF and Rohm & Haas, have substantially greater financial and technical resources, larger research and development staffs, and greater manufacturing and marketing capabilities than Biomune. There can be no assurance that Biomune's performance chemicals products will compete effectively against products produced by such competitors.

WE HAVE LIMITED CAPACITY AND EXPERIENCE WITH HIGH-VOLUME MANUFACTURING.

          Biomune's success will depend, in part, on its ability to manufacture its products in significant quantities, with consistent quality, at acceptable costs and on a timely basis. Donlar has limited, and Biomune has no experience in high-volume manufacturing. With respect to Donlar's Peru, Illinois manufacturing facility which has been transferred to Biomune, Biomune may incur significant continuous operation costs and unforeseen expenses in bringing that facility up to capacity. In addition, Biomune will need to add new manufacturing equipment to the Peru facility in the near future in order to manufacture sufficient quantities of its products. Biomune also anticipates constructing an L-aspartic acid manufacturing facility beginning in 2004, with expected completion in 2005. No assurance can be given that Biomune will be able to successfully make the transition to high volume polyaspartate production or construct and operate an L-aspartic facility on a timely or economical basis.

WE RELY ON A SINGLE MANUFACTURING FACILITY.

          The Peru, Illinois plant transferred to Biomune is Biomune's sole manufacturing facility and the only facility capable of producing its products in quantities sufficient to meet its projected needs. While Biomune maintains business interruption insurance in the amount of $15 million, any material disruption in the Peru plant's operations, whether due to fire, natural disaster, or otherwise, and whether or not covered by that insurance, could have a material adverse effect on Biomune's business, results of operations and financial condition.

REGULATORY APPROVAL OF CROP NUTRITION PRODUCTS IS UNCERTAIN.

          Biomune's crop nutrition products may not be distributed in the various states without regulatory approval by the applicable state agricultural agency. Obtaining such approval generally requires that Biomune demonstrate that the products are safe and efficacious over a defined time period. Donlar has already obtained such approvals for its crop nutrition products from the applicable agencies of 46 states. Because it has not yet been able to provide performance data spanning a sufficient number of years, Donlar has not received approvals from the agriculturally significant state of Mississippi, or from California for use on crops other than corn, sweet corn, turf, wheat and cotton. Though Biomune has no reason to believe that such approvals will not be granted, there can be no assurance that such approvals will be granted on a timely basis, if at all. In addition, Biomune's products are subject to approval by foreign regulatory authorities.

WE RELY ON SINGLE TECHNOLOGY.

          Although Donlar has obtained numerous patents covering manufacturing processes, composition and methods of use, Biomune's core products are based on its TPA technology. The fields in which Biomune intends to sell its products are highly competitive and intensive research and development is always being undertaken by governmental entities, educational institutions and private enterprises with respect to products having practical effects such as those of certain of Biomune's products. There can be no assurance that competitive products will not be introduced by third parties or that competing materials based on different or new technologies may not become commercially available. There can be no assurance that Biomune's competitors will not succeed in developing or marketing materials, technologies or products that exhibit superior performance or are more commercially desirable or more cost effective than those developed and marketed by Biomune. Any of the foregoing could have a material adverse effect on Biomune's business, results of operations and financial condition.

THERE ARE RISKS ASSOCIATED WITH RAPID GROWTH.

          Donlar's rate of growth has placed and Biomune's proposed growth will place significant demands on Biomune's management, as well as its administrative, operational and financial resources. Biomune's ability to manage its future growth will require Biomune to implement new, and improve existing, operational, financial and management information systems. Biomune's success will depend, in large part, upon its ability to attract and retain highly qualified research and development, management, manufacturing and marketing and sales personnel and to continue to motivate and manage its work force, particularly its sales force. If Biomune is unable to effectively manage any of these factors, Biomune's business, its financial condition and results of operations could be materially and adversely affected. No assurance can be given that Biomune will experience growth or that it will be successful in managing its growth, if any.

WE HAVE LIMITED MARKETING EXPERIENCE.

          While Donlar's sales force, transferred to Biomune as part of the business restructuring, has experience in marketing products to agricultural and performance chemicals end users, Biomune has limited experience in marketing and selling the TPA products. To market its products effectively, Biomune will be required to develop an expanded marketing and sales force that can effectively demonstrate the advantages of, and recommended methods and rates of application for, the TPA product applications. The crop nutrition products will also rely heavily on the availability of recommendations of prior users. Biomune currently maintains arrangements with third parties for distribution of certain of its TPA products in the performance chemicals field and Biomune expects to enter into additional arrangements with third parties for the commercialization and marketing of its products. Biomune's future success will depend in part on the continued relationships with distributors, its ability to enter into other similar arrangements, the continuing interest of the existing distributors in current and potential product applications and, eventually, the distributors' success in marketing and willingness to purchase Biomune's products. There can be no assurance that Biomune will be successful in its marketing efforts, that it will be able to establish adequate sales and distribution capabilities, that it will be able to enter into or maintain marketing or distribution arrangements with third parties on financially acceptable terms, or that any third parties with whom it enters into such arrangements will be successful in marketing its products.

WE RELY ON KEY PERSONNEL.

          Donlar's principal executive officers, who have become the principal executive officers of Biomune as part of the business reorganization described above, have an average of over 25 years of collective experience in chemicals research, development and sales. The loss of the services of these executive officers or other key personnel, or the failure of Biomune to attract and retain other skilled and experienced personnel on acceptable terms, could have a material adverse effect on Biomune's business, results of operations and financial condition.

CURRENT SALES ARE CONCENTRATED TO A FEW CUSTOMERS.

          Donlar, and now Biomune, have only recently begun commercial sales of the recently acquired products. Biomune sells its crop nutrition products primarily to agricultural distributors and its performance chemicals products to chemical service companies. While Biomune expects to significantly increase its sales in these product lines and to focus its sales efforts on a more specifically targeted group of agriculture and chemical distributors, sales may continue to be concentrated among a relatively small group of customers, though not necessarily those that represent the largest portions of Donlar's sales in the past. Thus, the loss of any single customer could have a material adverse effect on Biomune, its results of operations and its financial condition.

MARKETS FOR CROP NUTRITION PRODUCTS ARE SEASONAL AND VOLATILE.

          Demand for Biomune's crop nutrition products can be expected to be significantly affected by agricultural conditions, which can be unpredictable and volatile as a result of a number of factors. The most important factors are weather conditions and patterns, current and projected grain stocks and prices, and governmental agricultural policies, including those that directly or indirectly influence the number of acres planted, the level of grain stocks, the mix of crops planted, and crop prices. Because of its dependence on agricultural markets, the crop nutrition business is seasonal and Biomune's operating results may vary significantly from quarter to quarter.

WE ARE SUBJECT TO ENVIRONMENTAL AND OTHER REGULATORY REQUIREMENTS.

          Like other manufacturers, Biomune is subject to a broad range of Federal, state, local and foreign laws and requirements, including those governing discharges in the air and water, the handling and disposal of solid and hazardous substances and wastes, the remediation of contamination associated with the release of hazardous substances, work place safety and equal employment opportunities. Donlar has made, and Biomune will continue to make, expenditures to comply with such laws and requirements. Biomune believes, based on information currently available to management, that it is in compliance with applicable environmental and other legal requirements and that it will not require material capital expenditures to maintain compliance with such requirements in the foreseeable future.

          Governmental authorities have the power to enforce compliance with such laws and regulations, and violators may be subject to penalties, injunctions or both. Third parties may also have the right to enforce compliance with such laws and regulations. As Biomune develops new formulations for TPA products and combines the TPA with other products, such as herbicides and insecticides, those products may become subject to additional review and approval requirements governing the sale and use of products such as those produced by Biomune. Biomune's manufacturing processes do not currently result in the generation of hazardous wastes. However, there can be no assurance that this will always be the case, and there can be no assurance that material costs or liabilities will not be incurred by Biomune in the future as a result of the manufacturing operations. It is also possible that other developments, such as additional or increasingly strict requirements of laws and regulations of these types, or enforcement policies thereunder, could significantly increase Biomune's costs of operations.

OUR PRODUCTS MAY EXPOSE BIOMUNE TO POTENTIAL LIABILITY RISK.

          Products sold by Biomune may expose it to potential liability for personal injury or property damage claims relating to the use of those products, particularly if used in a manner not in conformity with Biomune's instructions. Although product liability claims historically have not had a material adverse effect on Donlar, there can be no assurance that Biomune will not be subject to or incur liability for such claims in the future. Although Donlar has maintained and Biomune intends to maintain product liability insurance in amounts that management deems commercially reasonable, a significant claim that is uninsured or partially insured could result in loss or deferral of revenues, diversion of resources, or damage to Biomune's reputation, any of which could have a material adverse effect on Biomune's business, operating results, and financial condition.

                           FORWARD-LOOKING STATEMENTS

          We make statements in this Prospectus and the documents incorporated by reference that are considered forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. The Private Securities Litigation Reform Act of 1995 contains the safe harbor provisions that cover these forward-looking statements. We are including this statement for purposes of complying with these safe harbor provisions. We base these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions including, among other things:

          -    continued losses and cash flow deficits;

          - the continued availability of financing in the amounts, at the times and on the terms required to support our future business;

          - continuing regulation by the FDA and any restrictions that the FDA may impose on our products;

          -    uncertain market acceptance of our products;

          - safety, efficacy and patent concerns regarding our products and technology;

          -    competition; and

          -    reliance on key personnel.

          Words such as "expect," "anticipate," "intend," "plan," "believe," "estimate" and variations of such words and similar expressions are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events discussed or incorporated by reference in this document may not occur.

                                 USE OF PROCEEDS

          We will not receive any proceeds from the sale of shares of common stock by the selling securityholders.

                         DETERMINATION OF OFFERING PRICE

          Not applicable.

                            SELLING SECURITY HOLDERS

          The shares of common stock offered herein represent shares that have been or may be acquired upon exercise of warrants or issued by us in connection with the agreements we have entered into with Empire Capital LLC, Media Relations Strategy, Inc. and Judith Schweickert.

          Absent registration under the Securities Act, the shares of common stock offered herein are subject to certain limitations on resale.

          The following table assumes that each of the individuals and entities listed below will sell all of the common stock offered herein set forth opposite such individual or entity's name. However, one or more of the individuals or entities listed below may sell only a portion or may sell none of the shares set forth opposite such individual or entity's name.



                                         COMMON SHARES                                  COMMON SHARES
                                       BENEFICIALLY OWNED                            BENEFICIALLY OWNED
                                     PRIOR TO THE OFFERING         NUMBERS           AFTER THE OFFERING
                                     ---------------------        OF SHARES          ------------------
                                                    PERCENT       TO BE SOLD       NUMBER        PERCENT
                                     NUMBER OF         OF           IN THE           OF            OF
                                      SHARES      CLASS.(2)(3)     OFFERING        SHARES      Class.(2)(3)
                                     ---------    -----           ----------       ------      -----
Richard Messina                        20,000        0.04%            20,000        20,000        0.04%
Merchant Capital, Inc.                133,000        0.29%           133,000       133,000        0.29%
Empire Capital LLC (1)                247,000        0.54%           247,000       247,000        0.54%
Media Relations Strategy Inc.(1)    1,250,000         2.7%         1,250,000     1,250,000         2.7%
Judith A. Schweickert                  30,000        0.06%            30,000        30,000        0.06%

(1)  Provides consulting services to the Company.
(2) Based on 45,679,500 shares of Company common stock outstanding on May 21, 2001.
(3) In November 2000, 8 million shares (the "Shares) of the Company's common stock owned by Donlar were transferred to a shareholder and former director of Donlar. These Shares were transferred as a loan to this individual and were delivered by him to a commercial bank as collateral for a loan to him from the bank for an unrelated transaction. The understanding between Donlar and the individual was that the Share loan transaction was to be of short-term duration, and that the Shares were to be returned to Donlar after the individual either provided the bank with substituted collateral or paid the loan. Since that time, the bank has advised the Company and Donlar that the loan has not been paid and substituted collateral has not been provided. The bank continues to hold the Shares. The Company's long-term strategy is to merge with Donlar, and, in connection with that merger, to distribute the common stock of the Company owned by Donlar to the shareholders of Donlar. When the Biomune shares are distributed to the Donlar shareholders, the Company will reduce the distribution of Biomune's stock to this individual, who owns approximately 4.8% of the outstanding common stock of Donlar. The Company will also reduce the amount of Biomune shares that will be distributed to a major shareholder and the President of the Company, who in aggregate own approximately 50% of the common stock of Donlar.

                              PLAN OF DISTRIBUTION

Other Expenses of Issuance and Distribution

          The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Biomune in connection with the sale of the common stock being registered. All amounts are estimates except the registration fee.


                                                         Amount to be
                                                             Paid
                                                         -----------

SEC Registration Fee.....................................$   576.58
Printing.......................................................0.00
Legal Fees and Expenses...................................20,000.00
Accounting Fees and Expenses...............................6,000.00
Blue Sky Fees and Expenses.....................................0.00
Transfer Agent and Registrar Fees..............................0.00
Miscellaneous..............................................5,000.00
                                                         ----------
Total                                                    $31,576.58
                                                         ==========


          The shares being offered by the selling stockholders or their respective pledgees, doneees, transferees or other successors in interest, will be sold from time to time in one or more transactions (which may involve block transactions):
          - on the NASD over-the-counter bulletin board or on such other market on which the common stock may from time to time be trading;
          -    in privately-negotiated transactions;
          -    through the writing of options on the shares;
          -    short sales; or
          -    any combination thereof.

          The sale price to the public may be:
          -    the market price prevailing at the time of sale;
          -    a price related to such prevailing market price;
          -    at negotiated prices; or
          - such other price as the selling stockholder determines from time to time.

          The shares may also be sold pursuant to Rule 144. Each selling stockholder has the sole and absolute discretion not to accept any purchase offer or make any sale of shares if the selling stockholder deems the purchase price to be unsatisfactory at any particular time.

          Each selling stockholder or the selling stockholder's respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. No selling stockholder can assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholder. The selling of the shares offered in this prospectus, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations under such acts.

          A selling stockholder, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. We do not believe that any selling stockholder has entered into any agreement with a prospective underwriter, and there is no assurance that any such agreement will be entered into. If a selling stockholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this prospectus.

          The selling stockholder and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchase and sales of any of the shares by, the selling stockholder or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

                            DESCRIPTION OF SECURITIES

          Biomune has never declared or paid cash dividends on its common stock and does not anticipate paying any cash dividend on its common stock in the foreseeable future. Each share of common stock is entitled to one vote.

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

          None.

                   INFORMATION WITH RESPECT TO THE REGISTRANT

          This prospectus is accompanied by our latest Form 10-KSB for the year ending December 31, 2000 and Form 10-QSB for the quarterly period ending March 31, 2001.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

          The following documents filed with the Securities and Exchange Commission (the "SEC") by the Company are hereby incorporated in and made a part of this Prospectus by reference:

     a. The Company's Annual Report on Form 10-KSB for the year ended December 31, 2000;
     b. The Company's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2001; and
     c.   The Company's Form 8-K filed with the SEC on January 22, 2001.

               All documents subsequently filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

          Section 78.037(1) of the Nevada General Corporation Law grants corporations the right to limit or eliminate the personal liability of their directors in certain circumstances in accordance with provisions therein set forth. Our Certificate of Amended and Restated Articles of Incorporation contains a provision eliminating director liability to Biomune and our stockholders for damages for breach of fiduciary duty as a director. The provision does not, however, eliminate or limit the personal liability of a director:

          - for acts or omissions that involve intentional misconduct, fraud or a knowing violation of the law; or

          - for the payment of dividends in violation of Nevada Revised Statutes Section 78.300.

          This provision offers persons who serve on our board of directors protection against awards of monetary damages resulting from breaches of their fiduciary duty (except as indicated above). As a result of this provision, our ability or our stockholder's ability to successfully prosecute an action against a director for a breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The SEC has taken the position that the provision will have no effect on claims arising under federal securities laws.

          Section 78.037(1) of the Nevada law grants corporations the right to indemnify their directors, officers, employees and agents in accordance with the provisions therein set forth. Our By-laws provide that we shall, subject to limited exceptions, indemnify our directors and officers to the fullest extent not prohibited by the Nevada law. Our By-laws provide further that we shall have the power to indemnify our employees and other agents as set forth in the Nevada law. Such indemnification rights include reimbursement for expenses incurred by such director, officer, employee or agent in advance of the final disposition of such proceeding in accordance with the applicable provisions of the Nevada law.

          We have entered into agreements with certain of our directors and officers pursuant to which we have agreed to indemnify such directors and officers to the fullest extent permitted under applicable law. In addition, we have purchased insurance containing customary terms and conditions as permitted by law on behalf of our directors and officers, which may cover liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to these provisions, or otherwise, Biomune has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                       WHERE YOU CAN FIND MORE INFORMATION

          We file reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms.

================================================================================

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this Prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This Prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. The information in this Prospectus is current as of the date shown on the cover page.






                                1,680,000 SHARES





                              BIOMUNE SYSTEMS, INC.




                                  COMMON STOCK






                                   PROSPECTUS

                                  ------------








                                  MAY 11, 2001


================================================================================

                                     PART II

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Biomune in connection with the sale of the common stock being registered. All amounts are estimates except the registration fee.


                                                    Amount to be
                                                        Paid
                                                    ------------

SEC Registration Fee..................................$   576.58
Printing....................................................0.00
Legal Fees and Expenses................................20,000.00
Accounting Fees and Expenses............................6,000.00
Blue Sky Fees and Expenses..................................0.00
Transfer Agent and Registrar Fees...........................0.00
Miscellaneous...........................................5,000.00
                                                     -----------
Total                                                 $31,576.58
                                                     ===========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 78.037(1) of the Nevada General Corporation Law (the "Nevada Law") grants corporations the right to limit or eliminate the personal liability of their directors in certain circumstances in accordance with provisions therein set forth. Our Certificate of Amended and Restated Articles of Incorporation contains a provision eliminating director liability to Biomune and our stockholders for damages for breach of fiduciary duty as a director. The provision does not, however, eliminate or limit the personal liability of a director:

          - for acts or omissions that involve intentional misconduct, fraud or a knowing violation of the law; or

          - for the payment of dividends in violation of Nevada Revised Statutes Section 78.300.

         This provision offers persons who serve on our board of directors protection against awards of monetary damages resulting from breaches of their fiduciary duty (except as indicated above). As a result of this provision, our ability or our stockholder's ability to successfully prosecute an action against a director for a breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The SEC has taken the position that the provision will have no effect on claims arising under federal securities laws.

         Section 78.037(1) of the Nevada law grants corporations the right to indemnify their directors, officers, employees and agents in accordance with the provisions therein set forth. Our By-laws provide that we shall, subject to limited exceptions, indemnify our directors and officers to the fullest extent not prohibited by the Nevada Law. Our By-laws provide further that we shall have the power to indemnify our employees and other agents as set forth in the Nevada law. Such indemnification rights include reimbursement for expenses incurred by such director, officer, employee or agent in advance of the final disposition of such proceeding in accordance with the applicable provisions of the Nevada law.

         We have entered into agreements with certain of our directors and officers pursuant to which we have agreed to indemnify such directors and officers to the fullest extent permitted under applicable law. In addition, we have purchased insurance containing customary terms and conditions as permitted by law on behalf of its directors and officers, which may cover liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to these provisions, or otherwise, Biomune has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16. EXHIBITS

EXHIBIT     DESCRIPTION OF EXHIBIT
  NO.
2.1$$$      Stock Purchase Agreement, dated as of August 7, 2000, between
            Biomune Systems, Inc. and Donlar Corporation

2.2$$$ Asset Purchase Agreement, dated as of August 7, 2000, between Biomune Systems, Inc. and Donlar Corporation

3.1+        Amended and Restated Articles of Incorporation

3.2+        Amended and Restated Bylaws (adopted March 22, 1996)

3.3+ Certificate and Statement of Determination of Rights and Preferences of Series A 10% Cumulative Convertible Preferred Stock

3.4+ Certificate and Statement of Determination of Rights and Preferences of Series B 10% Cumulative Convertible Non-Voting Preferred Stock

3.5+ Certificate and Statement of Determination of Rights and Preferences of Series D 8% Cumulative Convertible Non-Voting Stock

3.6+ Certificate of Amendment to the Designation of Rights and Preferences Related to Series A 10% Cumulative Convertible Preferred Stock

3.7+ Certificate and Statement of Determination of Rights and Preferences of Series C 8% Cumulative Convertible Non-Voting Preferred Stock

3.8++ Certificate and Statement of Determination of Rights and Preferences of Series E, 8% Cumulative Convertible Preferred Stock

3.9++ Certificate of Amendment of Determination of Rights and Preferences of Series F, 8% Cumulative Convertible Preferred Stock

3.10++      Amendment to Determination of Rights and Preferences of Series F
            Preferred

3.11++ Certificate and Statement of Determination of Rights and Preferences of Series G, 8% Cumulative Preferred Stock

3.12++      Amendment to Designation of Rights and Preferences of Series G
            Preferred

3.13++ Certificate and Statement of Determination of Rights and Preferences of the Series J, 8% Cumulative Convertible Preferred Stock

4.1**       Form of Common Stock Certificate

4.3**       Form of Series A 10% Cumulative Convertible Preferred Stock
            Certificate

4.4*        Form of Series B 10% Cumulative Convertible Preferred Stock
            Certificate

4.5#        Form of Series D 8% Cumulative Convertible Preferred Stock
            Certificate

4.6+        Form of Series C 8% Cumulative Convertible Preferred Stock
            Certificate

4.7++       Form of Series E Certificate

4.8++       Form of Series F Certificate

4.9++       Form of Series G Amendment

4.10++      Form of Series J Certificate

5.1 Opinion of Duane Morris & Heckscher LLP as to the legality of the Offered Shares being registered

10.43*      Office Lease Agreement

10.50*      Thomas Q. Garvey, III Indemnification Agreement

10.51*      St. Luke's-Roosevelt Hospital Center Statement of Agreement

10.52*      Michael G. Acton Agreement

10.53*      Frank A. Eldredge Agreement

10.54*      James Dalton Agreement

10.60#      Amended License Agreement with PTI

10.77#      1995 Stock Incentive Plan

10.80#      Incentive Stock Option Agreement with Michael G. Acton (May 4, 1995)

10.82#      Amended 1995 Stock Incentive Plan

10.83#      Non-Qualified Stock Option Agreement with Christopher D. Illick

10.84#      Schedule Identifying Other Non-Qualified Stock Option Agreements

10.85#      Incentive Stock Option Agreement with Frank A. Eldredge

10.86#      Schedule Identifying other Incentive Stock option Agreements

10.95+      Lease Agreement with Young Electric Sign company

10.97+      Form of Registration Rights Agreement (Series C Preferred)

10.98+ Form of Investor Questionnaire and Subscription Agreement (Series C Preferred)

10.108+     License Agreement with Biomed Patent Development LLC

10.112+     First Amendment to Amended License Agreement with PTI

10.113++    Contract with ML Industries

10.114++    Contract with Medical Foods, Inc.

10.115++    Contract with Harrogate Marketing LLC

10.116++    Rockwood Purchase Agreement, as amended

10.117+++   Marketing and Consulting Services Agreement between Biomune Systems,
            Inc., and Harrogate Marketing, L.L.C. dated as of August 14, 1999

10.118$     Contract with Amerifit Nutrition, Inc.

10.119$     License Agreement with Amerifit Nutrition, Inc.

10.120$     Contract with ICN Pharmaceutical

10.121$     Schedules to ICN Pharmaceutical Contract

10.122$     Non-Competition Agreement with Amerifit Nutrition, Inc.

10.123$$ 1999 Stock Option and Incentive Plan of Biomune effective as of January 1, 1999

10.124$$ Form of Incentive Stock Option Grant and Agreement between Biomune and certain directors, officers and employees of Biomune

10.125$$ Form of Stock Option Grant and Agreement between Biomune and certain directors, officers and employees of Biomune

10.126$$    Form of Stock Award Letter.

10.127$$$   Promissory Note in the principal amount of $1,115,024.80, dated as of August 7, 2000.

10.130@     Capital Contribution, Assignment and Assumption Agreement

10.131@@    Form of Consulting Agreement

10.132@@@   Form of Financial Public Relations Consulting Agreement

23.1        Consent of Grant Thornton LLP

23.2        Consent of Duane, Morris & Heckscher LLP (Included in Exhibit 5.1)

-------------------------------------------
     # Incorporated by reference to Biomune's Registration Statement on Form 10-K/A for the fiscal year ended September 30, 1995.

     * Incorporated by reference to Biomune's Registration Statement on Form 10-KSB for the fiscal year ended September 30, 1994.

     ** Incorporated by reference to Biomune's Registration Statement on Form 10-K for the fiscal year ended September 30, 1993 and the two month period ended November 30, 1993.

     *** Incorporated by reference to Biomune's Registration Statement on Form 10-K for the fiscal year ended September 30, 1992.

     + Incorporated by reference to Biomune's Registration Statement on Form 10-KSB for the fiscal year ended September 30, 1996.

     ++ Incorporated by reference to Biomune's Registration Statement on Form 10-KSB for the fiscal year ended September 30, 1998.

     +++ Incorporated by reference to Biomune's Registration Statement on Form 10-KSB for the fiscal year ended September 30, 1999.

     $ Incorporated by reference to Biomune's Registration Statement on Form 10-QSB for the period ending December 31, 1999.

     $$ Incorporated by reference to Biomune's Registration Statement on Form S-8 filed on February 2, 2000.

     $$$ Incorporated by reference to Biomune's Registration Statement on Form 8-K filed on August 15, 2000.

     @ Incorporated by reference to Biomune's Registration Statement on Form 8-K filed on January 22, 2001.

     @@ Incorporated by reference to Biomune's Registration Statement on Form S-8 filed on May 2, 2001.

     @@@ Incorporated by reference to Biomune's Registration Statement on Form 10-QSB for the period ending March 31, 2001.

ITEM 17.  UNDERTAKINGS

The undersigned Registrant hereby undertakes:

     (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (b)

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

                  Provided, however, that paragraphs (b) (i) and (b) (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (c) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Bedford Park, state of Illinois, on May 10, 2001.


                                   BIOMUNE SYSTEMS, INC.

                                   By: /s/ Larry P. Koskan
                                       --------------------
                                   Name:  Larry P. Koskan
                                   Title: President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                     Title                               Date


/s/ Larry P. Koskan           Director, Chairman                  May 10, 2001
-------------------------
Larry P. Koskan


/s/ Robert W. Cooper          Director                            May 10, 2001
-------------------------
Robert W. Cooper


                              Director                            ______, 2001
-------------------------
Dr. Robert G. Martin


/s/ Dean R. Kleckner          Director                            May 10, 2001
-------------------------
Dean R. Kleckner

EXHIBIT INDEX

EXHIBIT      DESCRIPTION OF EXHIBIT
  NO.

2.1$$$ Stock Purchase Agreement, dated as of August 7, 2000, between Biomune Systems, Inc. and Donlar Corporation

2.2$$$ Asset Purchase Agreement, dated as of August 7, 2000, between Biomune Systems, Inc. and Donlar Corporation

3.1+         Amended and Restated Articles of Incorporation

3.2+         Amended and Restated Bylaws (adopted March 22, 1996)

3.3+ Certificate and Statement of Determination of Rights and Preferences of Series A 10% Cumulative Convertible Preferred Stock

3.4+ Certificate and Statement of Determination of Rights and Preferences of Series B 10% Cumulative Convertible Non-Voting Preferred Stock

3.5+ Certificate and Statement of Determination of Rights and Preferences of Series D 8% Cumulative Convertible Non-Voting Stock

3.6+ Certificate of Amendment to the Designation of Rights and Preferences Related to Series A 10% Cumulative Convertible Preferred Stock

3.7+ Certificate and Statement of Determination of Rights and Preferences of Series C 8% Cumulative Convertible Non-Voting Preferred Stock

3.8++ Certificate and Statement of Determination of Rights and Preferences of Series E, 8% Cumulative Convertible Preferred Stock

3.9++ Certificate of Amendment of Determination of Rights and Preferences of Series F, 8% Cumulative Convertible Preferred Stock

3.10++       Amendment to Determination of Rights and Preferences of Series F
             Preferred

3.11++ Certificate and Statement of Determination of Rights and Preferences of Series G, 8% Cumulative Preferred Stock

3.12++       Amendment to Designation of Rights and Preferences of Series G
             Preferred

3.13++ Certificate and Statement of Determination of Rights and Preferences of the Series J, 8% Cumulative Convertible Preferred Stock

4.1**        Form of Common Stock Certificate

4.3**        Form of Series A 10% Cumulative Convertible Preferred Stock
             Certificate

4.4*         Form of Series B 10% Cumulative Convertible Preferred Stock
             Certificate

4.5#         Form of Series D 8% Cumulative Convertible Preferred Stock
             Certificate

4.6+         Form of Series C 8% Cumulative Convertible Preferred Stock
             Certificate

4.7++        Form of Series E Certificate

4.8++        Form of Series F Certificate

4.9++        Form of Series G Amendment

4.10++       Form of Series J Certificate

5.1 Opinion of Duane Morris & Heckscher LLP as to the legality of the Offered Shares being registered

10.43*       Office Lease Agreement

10.50*       Thomas Q. Garvey, III Indemnification Agreement

10.51*       St. Luke's-Roosevelt Hospital Center Statement of Agreement

10.52*       Michael G. Acton Agreement

10.53*       Frank A. Eldredge Agreement

10.54*       James Dalton Agreement

10.60#       Amended License Agreement with PTI

10.77#       1995 Stock Incentive Plan

10.80#       Incentive Stock Option Agreement with Michael G. Acton (May 4,
             1995)

10.82#       Amended 1995 Stock Incentive Plan

10.83#       Non-Qualified Stock Option Agreement with Christopher D. Illick

10.84#       Schedule Identifying Other Non-Qualified Stock Option Agreements

10.85#       Incentive Stock Option Agreement with Frank A. Eldredge

10.86#       Schedule Identifying other Incentive Stock option Agreements

10.95+       Lease Agreement with Young Electric Sign company

10.97+       Form of Registration Rights Agreement (Series C Preferred)

10.98+ Form of Investor Questionnaire and Subscription Agreement (Series C Preferred)

10.108+      License Agreement with Biomed Patent Development LLC

10.112+      First Amendment to Amended License Agreement with PTI

10.113++     Contract with ML Industries

10.114++     Contract with Medical Foods, Inc.

10.115++     Contract with Harrogate Marketing LLC

10.116++     Rockwood Purchase Agreement, as amended

10.117+++    Marketing and Consulting Services Agreement between Biomune
             Systems, Inc., and Harrogate Marketing, L.L.C. dated as of August
             14, 1999

10.118$      Contract with Amerifit Nutrition, Inc.

10.119$      License Agreement with Amerifit Nutrition, Inc.

10.120$      Contract with ICN Pharmaceutical

10.121$      Schedules to ICN Pharmaceutical Contract

10.122$      Non-Competition Agreement with Amerifit Nutrition, Inc.

10.123$$ 1999 Stock Option and Incentive Plan of Biomune effective as of January 1, 1999

10.124$$ Form of Incentive Stock Option Grant and Agreement between Biomune and certain directors, officers and employees of Biomune

10.125$$ Form of Stock Option Grant and Agreement between Biomune and certain directors, officers and employees of Biomune

10.126$$     Form of Stock Award Letter.

10.127$$$    Promissory Note in the principal amount of $1,115,024.80, dated as of August 7, 2000.

10.130@      Capital Contribution, Assignment and Assumption Agreement

10.131@@     Form of Consulting Agreement

10.132@@@    Form of Financial Public Relations Consulting Agreement

23.1         Consent of Grant Thornton LLP

23.2         Consent of Duane, Morris & Heckscher LLP (Included in Exhibit 5.1)
-------------------------------------------


     # Incorporated by reference to Biomune's Registration Statement on Form 10-K/A for the fiscal year ended September 30, 1995.

     * Incorporated by reference to Biomune's Registration Statement on Form 10-KSB for the fiscal year ended September 30, 1994.

     ** Incorporated by reference to Biomune's Registration Statement on Form 10-K for the fiscal year ended September 30, 1993 and the two month period ended November 30, 1993.

     *** Incorporated by reference to Biomune's Registration Statement on Form 10-K for the fiscal year ended September 30, 1992.

     + Incorporated by reference to Biomune's Registration Statement on Form 10-KSB for the fiscal year ended September 30, 1996.

     ++ Incorporated by reference to Biomune's Registration Statement on Form 10-KSB for the fiscal year ended September 30, 1998.

     +++ Incorporated by reference to Biomune's Registration Statement on Form 10-KSB for the fiscal year ended September 30, 1999.

     $ Incorporated by reference to Biomune's Registration Statement on Form 10-QSB for the period ending December 31, 1999.

     $$ Incorporated by reference to Biomune's Registration Statement on Form S-8 filed on February 2, 2000.

     $$$ Incorporated by reference to Biomune's Registration Statement on Form 8-K filed on August 15, 2000.

     @ Incorporated by reference to Biomune's Registration Statement on Form 8-K filed on January 22, 2001.

     @@ Incorporated by reference to Biomune's Registration Statement on Form S-8 filed on May 2, 2001.

     @@@ Incorporated by reference to Biomune's Registration Statement on Form 10-QSB for the period ending March 31, 2001.